UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42256

WORK Medical Technology Group LTD

Floor 23, No. 2 Tonghuinan Road
Xiaoshan District, Hangzhou City, Zhejiang Province
The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Annual General Meeting of Shareholders

At the annual general meeting of shareholders (the “Meeting”) of WORK Medical Technology Group LTD (the “Company”) convened on 9:30 a.m. Eastern Time, February 25, 2026 (February 25, 2026, at 10:30 p.m., Beijing Time), at Floor 23, No. 2 Tonghuinan Road, Xiaoshan District, Hangzhou City, Zhejiang Province, The People’s Republic of China, the shareholders of the Company adopted resolutions approving all of the proposals considered at the Meeting. There were present in person or by proxy 2,064,443 votes duly cast in person or by proxy who, being present and entitled to vote at the Meeting, which represents approximately 56.73% of the total votes outstanding as of January 30, 2026, the record date. The results of the votes were as follows:

			FOR	AGAINST	ABSTAIN

PROPOSAL NO. 1:	It is resolved, as an ordinary resolution, that the authorized share capital of the Company be increased from US$100,000,000 divided into 16,000,000 Class A ordinary shares with par value of US$5.00 per share and 4,000,000 Class B ordinary shares with par value of US$5.00 per share to US$100,000,000,000 divided into 16,000,000,000 Class A ordinary shares with par value of US$5.00 per share and 4,000,000,000 Class B ordinary shares with par value of US$5.00 per share (the “Share Capital Increase”).		2,020,950	40,106	3,387

PROPOSAL NO. 2:	It is resolved, as a special resolution, that subject to and immediately following the Share Capital Increase being effected, the Company adopt amended and restated memorandum of association, in the form attached to the proxy statement as Exhibit A, in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Increase.		2,018,656	42,009	3,778

PROPOSAL NO. 3:	It is resolved, as a special resolution, subject to the Share Capital Increase being effected and all further requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) (the “Companies Act”) relating to share capital reductions being complied with, that (together, the “Share Capital Reduction and Reorganization”):		2,022,633	40,466	1,344

	1.	(a) the par value of each issued and outstanding Class A ordinary share of par value US$5.00 each and Class B ordinary shares of par value US$5.00 each in the share capital of the Company be reduced to US$0.00001 by cancelling US$4.99999 of the paid-up capital on each of the issued and outstanding Class A ordinary shares of par value US$5.00 each and Class B ordinary shares of par value US$5.00 each (the “Capital Reduction”);

	2.	(b) following the Capital Reduction, the amount deemed to be paid up on each issued and outstanding share of the Company shall be US$0.00001;

	3.	(c) the credit arising from the Capital Reduction be transferred to a distributable reserve account of the Company which may be utilized by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

	4.	immediately following the Capital Reduction:

		A.	each authorized but unissued Class A ordinary shares of par value US$5.00 be subdivided into 500,000 Class A ordinary shares of par value US$0.00001 each; and
		B.	(ii) each authorized but unissued Class B ordinary shares of par value US$5.00 be subdivided into 500,000 Class B ordinary shares of par value US$0.00001 each (the “Subdivision”);

	5.	immediately following the Subdivision, the authorized share capital of the Company be altered by the cancellation of such number of unissued Class A ordinary shares of par value US$0.00001 and unissued Class B ordinary shares of par value US$0.00001 that will result in the Company having authorized share capital of US$200,000 divided into 16,000,000,000 Class A ordinary shares with par value of US$0.00001 per share and 4,000,000,000 Class B ordinary shares with par value of US$0.00001 per share (the “Cancellation”); and

	6.	immediately following the Capital Reduction, the Subdivision and the Cancellation, the authorized share capital of the Company shall be US$200,000 divided into 16,000,000,000 Class A ordinary shares with par value of US$0.00001 per share and 4,000,000,000 Class B ordinary shares with par value of US$0.00001 per share.

PROPOSAL NO. 4:	It is resolved, as a special resolution, that subject to and immediately following the Share Capital Reduction and Reorganization being effected, the Company adopt amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Reduction and Reorganization.			2,022,809	40,395	1,239

PROPOSAL NO. 5:	It is resolved as an ordinary resolution that:	2,022,677	40,713	1,053

(a) conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”) and subject to such Effective Date being within two years of the date of this ordinary resolution:

	(i)

the authorized, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated by consolidating each 4,000 Shares of the Company, or such lesser whole share amount as the Board of Directors may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

	(ii)

no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

	(iii) any change to the Company’s authorized share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

	(b) any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion.

PROPOSAL NO. 6:	It is resolved, as a special resolution, that subject to and immediately following the Share Consolidation being effected, the Company adopt amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s existing memorandum of association, with the only amendments being made to reflect the Share Consolidation and as the directors may approve in their absolute discretion without further approval by the shareholders.	2,022,675	40,658	1,110

PROPOSAL NO. 7:	It is resolved, as an ordinary resolution, that LI Xiaoyang be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.	2,022,675	27,953	13,815

PROPOSAL NO. 8:	It is resolved, as an ordinary resolution, that Robert Brian Johnson be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.	2,022,561	28,266	13,616

PROPOSAL NO. 9:	It is resolved, as an ordinary resolution, that YU Baiming be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.	2,022,730	27,900	13,813

PROPOSAL NO. 10:	It is resolved as an ordinary resolution that WU Shuang be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.	2,033,014	27,901	3,528

PROPOSAL NO. 11:	It is resolved as an ordinary resolution that WU Zhenguo be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.	2,022,326	28,301	13,816

PROPOSAL NO. 12:	It is resolved, as an ordinary resolution, that the re-appointment of HTL International, LLC as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2026 be confirmed, ratified and approved.	2,026,535	25,808	12,100

PROPOSAL NO. 13:	It is resolved, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.	2,024,437	38,781	1,225

This report shall be deemed to be incorporated by reference into the registration statement of the Company on Form F-3 (File No. 333-289943) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 27, 2026

WORK Medical Technology Group LTD

By:	/s/ Shuang Wu
Name:	Shuang Wu
Title:	Chief Executive Officer